Filed Pursuant to Rule 253(g)(2)

File No. 024-11178

Supplement No. 1 to Offering Circular Dated March 14, 2022

Collectable Sports Assets, LLC

SERIES #MANTLE1965TOPPS9

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

914-372-7337

www.collectable.com

April 5, 2022

This Post-Qualification Offering Circular Supplement No. 1 (this “Supplement No. 1”) amends the offering circular of Collectable Sports Assets, LLC (the “Company”), dated and filed with the Securities and Exchange Commission on March 14, 2022, as qualified on March 30, 2022, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular as expressly set forth herein. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

This Supplement No. 1 relates to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,250 Interests (“Units”) in #MANTLE1965TOPPS9 (the “Series”) at an offering price of $5.00 per unit for gross proceeds of up to $27,950 on a “best efforts” basis.

Incorporation by Reference of Offering Circular

This Supplement No. 1 should be read in conjunction with the Offering Circular, which is incorporated herein by this reference, and is qualified by reference to the Offering Circular, except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular, and may not be delivered without the Offering Circular.

The purpose of this Supplement No. 1 is to disclose a reduction in the volume of securities being offered in the Series from a minimum number of Units of 7,050 to 5,590 and from a maximum number of Units of 7,300 to 6,000. The reduction in the volume of securities being offered is the result of a reduction in cash position of the Sourcing Fee being received by the Manager.

Cover Page of Offering Circular

As a result of the changes described above, the information with respect to the Series that appears within the chart that appears on the cover page of the Offering Circular will be replaced with the following:

Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions	Number of Units	Proceeds to Issuer	Proceeds to Other Persons
#MANTLE1965TOPPS9	Per Unit	$5.00	$0.05
	Total Minimum (45)	$27,950	$1,278	5,590	$2	$26,670
	Total Maximum (45)	$30,000	$1,300	6,000	$2,030	$26,670

Additionally, footnote 45 to the chart that appears on the cover page of the Offering Circular is revised to read in its entirety as follows:

(45) Asset seller is obtaining interests in the Series based upon retaining 23.44% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $32,000, resulting in the Asset Seller being issued 1,500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $37,050 (7,410 units) and a Total Maximum of $39,100 (7,820 units).

Use of Proceeds and Description of Underlying Asset

As a result of the changes described above, the information that appears on the pages 386-387 (“Use of Proceeds - #MANTLE1965TOPPS9”) of the Offering Circular with respect to the Series will be replaced with the following:

 SERIES #MANTLE1965TOPPS9

Mickey Mantle 1965 Topps PSA 9

Use of Proceeds - SERIES#MANTLE1965TOPPS9

The following illustrates the estimated use of proceeds of this Offering (including from Series #MANTLE1965TOPPS9 Interests acquired by the Manager) if the Total Minimum ($27,950) is raised in this Offering and the cash portion of the asset cost is $25,920.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$25,920	92.74%
Broker Dealer & Escrow Fees (2)	$1,378	4.93%
Legal Expenses (2)	$650	2.33%
Sourcing Fee (cash portion) (2)(3)	$0	0%
Total Fees and Expenses	$2,028	7.26%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees and Legal Expenses (“Excess Cash”)	$2	0.01%
Total Proceeds	$27,950	100.00%

(1)	The price that the seller/consignor has established for this asset is $32,000. The seller will contribute the asset to the Series in exchange for 1,500 Interests in the Series, which represents 23.44% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 76.56% of the agreed-upon price ($25,920) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR and (ii) the Legal Expenses. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(4)	The Manager has elected to receive its entire Sourcing Fee ($1,600) in units (320). The Manager also will purchase an additional 0.5% interest (28 units) for $140. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	6/30/2022
Selling Entity	Unaffiliated Seller(1)
Total Sourcing Fee as a percentage of Consignment Price	5%
Sourcing Fee Payable in Series Equity Interest	5%
Sourcing Fee Payable in Cash	0%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

Except as expressly set forth herein, the Company’s offerings of Series, as described in the Offering Circular, remains unchanged.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is April 5, 2022.

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